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                                                              PURCHASESOFT, INC.
                                           2091 Business Center Drive, Suite 100
                                                                Irvine, CA 92612
                                                              Phone 949.263.0910
                                                                Fax 949.263.0337

September 16, 2005

Ms. Tamara Tangen
Staff Accountant
Securities and Exchange Commission
100 F. Street, Room 4561
Washington, D.C. 20549


Re:  PurchaseSoft, Inc.
     Form 8-K filed on July 28, 2005
     File No. 0-11791

Dear Ms. Tangen:

This letter is submitted via U.S. postal service and attached with the required Edgarized documents to correct our Form 8-K dated July 28, 2005. I want to thank the SEC and you personally for the patience and guidance you provided us over the past week.


Sincerely,

/s/ Kevin Yanoscik
Chief Financial Officer


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September 16, 2005

Ms. Tamara Tangen
Staff Accountant
Securities and Exchange Commission
100 F. Street, Room 4561
Washington, D.C. 20549


Dear Sir or Madam:

The management of PurchaseSoft, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the file; Further, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the file: and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PurchaseSoft, Inc.

By:      /S/  Steven A. Flagg

Name:    Steve A. Flagg
Title:   President and Chief Executive Officer
         (Principal Executive Officer)
Dated:   September 16, 2005